Exhibit 99.1

Youlife Signs Strategic Cooperation Agreement to Develop Industry-Education Integration Vocational Education Park in Ji’an

SHANGHAI, China, September 1, 2026 /PRNewswire/ -- Youlife Group Inc. (“Youlife” or the “Company”) (NASDAQ: YOUL), a leading blue-collar lifetime service provider in China, today announced that its subsidiary, Jiangxi Youlan Sci-Tech Industry Development Co., Ltd., has entered into a strategic cooperation framework agreement with Ji’an Industry-Education Integration Technology Co., Ltd., the operating platform of the Ji’an High-Speed Rail New Area Digital Economy Industrial Park and a subsidiary of Ji’an High-Speed Rail New Area Investment Group. Under the agreement, the parties will jointly develop an industry-education integration vocational education park base to serve vocational education reform and industrial development in the central Jiangxi region. The signing ceremony was held on August 31, 2026, in the High-Speed Rail New Area.

Industry-Education Integration Park Base

The framework agreement has an initial term of five years, with a five-year renewal period. Under the agreement, Youlife will receive exclusive operating rights for the Phase III Industry-Education Integration Base within the industrial park, together with exclusive rights to introduce embodied robotics and related technology industry resources into the park during the cooperation period.

The partners will collaborate across five strategic areas:

●	Development and operation of the industry-education integration base, including school-enterprise partnerships, teacher training, curriculum development, practical training programs, professional certification, graduate placement, technology research, and commercial operations;

●	Embodied robotics;

●	Digital and smart-technology application skills training;

●	Supply-chain economy initiatives; and

●	Industry events and ecosystem development.

The industrial park will provide the required infrastructure, including office space, training facilities, exhibition areas, talent apartments, and supporting commercial amenities.

Practical Technical Training and Digital Skills Programs

As part of the collaboration, Youlife plans to support the establishment and operation of an embodied robotics demonstration and training center within the park, providing hands-on facilities for students and enterprise partners. Beyond the robotics center, the broader curriculum will focus on practical, application-oriented digital skills, including digital content production, customer engagement services, e-commerce support, and other workforce training programs aligned with industry needs. By integrating vocational education with robotics and digital skills training, the project is designed to strengthen the talent pipeline for high-growth industries while creating new opportunities for enterprise collaboration.

Management Commentary

“This agreement marks an important step in extending our school-enterprise cooperation model into a full-scale industry-education integration platform. By combining our nationwide vocational education network with the park’s digital economy infrastructure and funding resources, we aim to build a replicable model that connects the region’s digital and advanced manufacturing employers with a strong pipeline of skilled blue-collar talent development,” said Wang Yunlei, founder and chairman of the board of directors of Youlife.

Mr. Wang continued, “Our exclusive operating rights within the park, together with our role in introducing robotics and related technology resources, provide a strong foundation to expand our service offerings and deepen our participation in China’s vocational education ecosystem. By leveraging our nationwide vocational education network and the Ji’an High-Speed Rail New Area’s digital economy infrastructure, we believe this partnership has the potential to become a scalable model that can be replicated in other regions as demand for skilled talent continues to grow. “

A representative of the High-Speed Rail New Area said, “We are pleased to partner with Youlife to advance the development of our digital economy industrial park. By combining vocational education with robotics and advanced technology initiatives, and leveraging our RMB1.0 billion industry development fund, we aim to strengthen the region’s ability to attract innovative enterprises and develop the skilled workforce needed for future industrial growth. “

About Youlife Group Inc.

Youlife is a leading provider of blue-collar lifecycle services, dedicated to modernizing blue-collar employment through data, training, and technology-driven workforce solutions. In the talent services sector, Youlife operates 180 domestic branches and more than 10 overseas offices. By partnering with more than 10,000 renowned enterprises worldwide, Youlife provides stable and future-ready workforce infrastructure at scale. Under its “School-Enterprise Cooperation” model, Youlife maintains a nationwide network of vocational schools, including 37 schools and 146 curriculum development programs, covering 37 cities and counties across 16 provinces in China. For more information, please visit https://ir.youlife.cn/.

Safe Harbor Statements

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